Filed pursuant to Rule 433

Registration No. 333-139802

September 4, 2008

PRICING TERM SHEET

Underwriting Agreement dated September 4, 2008

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series L, due 2013
Principal Amount:	$250,000,000
Maturity:	September 1, 2013
Coupon:	5.75%
Interest Payment Dates:	March 1 and September 1
First Interest Payment Date:	March 1, 2009
Treasury Benchmark:	3.125% due August 31, 2013
Treasury Price:	101-5.75
Treasury Yield:	2.869%
Reoffer Spread:	+290 basis points
Yield to Maturity:	5.769%
Price to Public:	99.920% of the principal amount thereof
Transaction Date:	September 4, 2008
Settlement Date:	September 9, 2008 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 45 basis points
Minimum Denomination:	$1,000
CUSIP:	677415 CN 9
Joint Book-Running Managers:	Calyon Securities (USA) Inc. Citigroup Global Markets Inc. UBS Securities LLC
Co-Manager:	KeyBanc Capital Markets Inc.
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Calyon Securities (USA) Inc. toll free at 1-866-807-6030 or UBS Securities LLC at

1-877-827-6444, ext. 561-3884.